Exhibit 12

                                   TECO Energy, Inc.

                     RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

  Nine Months   Twelve Months
     Ended          Ended               Year Ended Dec. 31,
Sept 30, 1999  Sept 30, 1999    1998    1997    1996   1995   1994

    3.49x(1)      3.38x(2)    3.67x(3) 3.77x(4) 3.72x  3.50x 3.06x(5)

     For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

(1) Includes the effect of one-time pretax charges totaling $17.6 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these charges was to reduce the ratio of earning to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.97x for the nine-month period ended Sept. 30, 1999.
(2) Includes the effect of one-time pretax charges totaling $17.6 million in 1999 as discussed above, and $7.3 million associated with a write-off at Tampa Electric in 1998. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.80x for the twelve-month period ended Sept. 30, 1999.
(3) Includes the effect of one-time pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.
(4) Includes a $2.6-million pretax charge for all transactions associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.
(5) Includes the effect of a $25-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this one-time charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.30x for the year ended Dec. 31, 1994.






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